NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: February 11, 2021

This MD&A for New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2020 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended June 30, 2020, the related MD&A, and the Annual Information Form dated September 25, 2020 (available on SEDAR at www.sedar.com). The Company reports its financial position, financial performance, and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company’s flagship project is the Silver Sand Project. With experienced management and sufficient technical and financial resources, the Company is well positioned to create shareholder value through exploration and Mineral Resource development.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The corporate office and the registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECT OVERVIEWS

Silver Sand Project

The Silver Sand Project is located in the Colavi District of the Potosí Department in southwestern Bolivia at an elevation of 4,072 metres (“m”) above sea level, 25 kilometres (“km”) northwest of Potosí City, the department capital.

The project is comprised of two claim blocks, the Silver Sand South and North Blocks, which encompass a total area of 5.42 km2. The Silver Sand South Block hosts the Silver Sand deposit and is comprised of 17 ATEs which, as per the Bolivian Mining and Metallurgy Law have been consolidated into a single claim block, termed an Administrative Mining Contract (“AMC”) – details of which are below:

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”). Under Bolivian Mining and Metallurgy Law, tenure is granted as either an AMC or an exploration license. Tenure held under previous legislation was converted to ATEs, formerly known as “mining concessions”. These ATEs are required to be consolidated to new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading.

AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met. Each contract requires ongoing work and the submission of plans to AJAM. Exploration licenses are valid for a maximum of five years and provide the holder with the first right of refusal for an AMC. In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract (MPC) with COMIBOL.

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

In accordance with applicable laws, New Pacific (through its wholly owned subsidiary, Minera Alcira S.A. (“Alcira”)) submitted all required documents for the consolidation and conversion of the original 17 ATEs, which comprise the core of the Silver Sand Project, to cuadriculas and an AMC to AJAM. On January 6, 2020, Alcira signed an AMC with AJAM pursuant to which the 17 ATEs were consolidated into one concession with an area of 3.17 km2. At this time, this AMC has not been registered by AJAM with the mining register, notary process, or published in the mining gazette.

In addition, New Pacific acquired a 100% interest in three continuous mineral concessions called Jisas, Jardan and El Bronce originally owned by third party private entities. These three concessions, when converted to AMCs, will total 2.25 km2. Consequently, the total area owned by the Company which comprises the Silver Sand Project is 5.42 km2.

Exploration Progress

Since acquiring the project in 2017, the Company has carried out extensive exploration and resource definition drill programs. From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 diamond core drillholes – one of the largest greenfield discovery drill programs in South America during this period.

On April 14, 2020, the Company released its inaugural National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) Mineral Resource estimate for the Silver Sand Project. Using a 45 g/t silver cut-off-grade, the independent estimate by AMC Mining Consultants (Canada) Ltd. reported a Measured & Indicated Mineral Resource of 35.39 million tonnes at a grade of 137 g/t silver, containing 155.86 million ounces of silver and Inferred Mineral Resource of 9.84 million tonnes at a grade of 112 g/t silver containing 35.55 million ounces of silver. For further details, please refer to the Company’s news release dated April 14, 2020 and an amended and restated technical report entitled “Silver Sand Deposit Mineral Resource Report (Amended)” with an effective date January 16, 2020 filed under the Company’s profile on SEDAR at www.sedar.com and available on the Company’s website at www.newpacificmetals.com.

Advanced studies have commenced on the project, and following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively.

In response to the COVID-19 pandemic, the Company’s Health & Safety Team has implemented Company- wide safety protocols such as 14-day self-isolation where necessary, travel restrictions, remote working and enhanced hygiene controls. The Company also continues to provide assistance to the communities neighbouring our projects by donating medical, hygiene, personal protective equipment, and food supplies as part of the Company’s ongoing social responsibility program. The Company continues to monitor the situation and will recommence operations at the Silver Sand Project when it is deemed safe.

For the three and six months ended December 31, 2020, total expenditures of $872,520 and $1,781,938, respectively (three and six months ended December 31, 2019 - $3,697,610 and $8,537,035, respectively) were capitalized under the Silver Sand Project.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

On January 11, 2019, New Pacific announced that Alcira entered into a Mining Production Contract (the “MPC”) with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in the 29 ATEs and 201 cuadriculas adjoining the Company’s Silver Sand Project. The MPC covers an aggregate area of 56.9 km2. The MPC is comprised of two areas. The first area consists of 29 ATEs owned by COMIBOL, located to the south and west of the Silver Sand Project. The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, whereby COMIBOL will apply for exploration and mining rights with AJAM. Upon granting of the exploration and mining rights by AJAM, COMIBOL will contribute these additional properties to the MPC.

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. Presidential elections were held in Bolivia on October 18, 2020 and the President elect was inaugurated on November 8, 2020. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

There are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area. Alcira has not received any geological maps or any assay results from COMIBOL on the area before or after signing of the MPC. Alcira maintains that the MPC with COMIBOL continues to present an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in ATEs located north to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares to the vendors. During Fiscal 2019 and Fiscal 2020, cash payments of $1,052,480 (US$800,000) were paid and 541,000 common shares were issued to the vendors. During the six months ended December 31, 2020, the final payment of $263,120 (US$200,000) cash and 291,000 common shares were paid and issued to the vendors.

Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement, the Company’s Bolivian subsidiary is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project. The agreement has a term of 30 years and is renewable for another 15 years. The agreement is subject to approval by AJAM.

The Silverstrike Project covers an area of approximately 13 km2 and is located approximately 140 km southwest of La Paz, Bolivia. The Silverstrike Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrusive rocks with corresponding multiple silver rich occurrences associated with sercitic alteration and the area is largely underexplored with limited modern exploration applied. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface broad-zones of silver mineralization. Please refer to the Company’s news release dated September 29, 2020 for details on the exploration program at northern areas of the project and to the news release dated November 19, 2020 for details on exploration activities and field work on the central and southern areas of the project.

For the three and six months ended December 31, 2020, total expenditures of $731,181 and $1,281,677, respectively (three and six months ended December 31, 2019 - $nil and $nil, respectively) were capitalized under the Silverstrike Project.

Tagish Lake Gold Project

The Tagish Lake Gold Project (“TLG Project”), covering an area of approximately 170 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

During Fiscal 2020, the Company performed a strategic review on the TLG Project and established Whitehorse Gold Corp. (“Whitehorse Gold”) to acquire the TLG Project from the Company for a cash consideration of $3,000,000 plus 20,000,000 Whitehorse Gold common shares (“spin-out shares”).

On November 18, 2020, the Company distributed all of the spin-out shares held by it to the Company’s shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia). The spin-out shares were valued at $8,856,267 upon distribution. Assets and liabilities of Whitehorse Gold and TLG Project which were classified as held for distribution as at June 30, 2020 in the amount of $11,849,971 and $122,178, respectively, were disposed upon completion of the spin-out. On November 15, 2020, Whitehorse Gold’s common shares were listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “WHG”. As a result of the spin-out, the Company no longer holds an interest in the TLG Project.

For the three and six months ended December 31, 2020, total expenditures of $nil and $400,838, respectively (three and six months ended December 31, 2019 - $nil and $nil, respectively) were capitalized under the TLG Project.

The project’s carrying value of $12,220,838 (including $11,820,000 classified as assets held for distribution as at June 30, 2020) was disposed upon the completion of Whitehorse Gold spin-out transaction on November 18, 2020.

RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu, Tibetan Autonomous Prefecture, or 820 km from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of December 31, 2020, the process was under review and subject to approval by the Qinghai Government.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576
Capitalized exploration expenditures
Reporting and assessment	286,693	306	60,959	-	347,958
Drilling and assaying	56,121	221,576	-	-	277,697
Project management and support	1,265,463	948,374	-	-	2,213,837
Camp service	145,664	108,752	-	-	254,416
Camp construction	21,427	-	275,999	-	297,426
Permitting	6,570	2,669	63,880	-	73,119
Disposal upon spin-out distribution	-	-	(400,838)		(400,838)
Foreign currency impact	(5,418,061)	(144,787)	-	38,944	(5,523,904)
Balance, December 31, 2020	$85,356,071	$3,618,808	$-	$3,614,408	$92,589,287

INVESTMENTS OVERVIEW

Short-Term Investments

Short-term investments consist of the following:

	December 31, 2020	June 30, 2020
Guaranteed Investment Certificates	$6,032,885	$20,003,028
Bonds	164,823	630,744
	$6,197,708	$20,633,772

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Equity Investments

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants.

The Company’s equity investments are summarized as follows:

	December 31, 2020	June 30, 2020
Common or preferred shares
Public companies	$393,900	$4,795,960
Warrants
Public companies	535,427	807,631
	$929,327	$5,603,591

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended December 31, 2020 was $2,321,588 or $0.02 per share (three months ended December 31, 2019 – net loss of $1,599,824 or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $1,627,241 compared to $1,625,133 in the prior year quarter; (ii) loss from investments of $139,364 compared to income of $339,654 in the prior year quarter; and (iii) foreign exchange loss of $557,051 compared to loss of $322,879 in the prior year quarter.

For the six months ended December 31, 2020, net loss attributable to equity holders of the Company was $3,827,191 or $0.03 per share compared to net loss of $ 313,886 or $0.00 per share for the six months ended December 31, 2019.

Operating expenses for the three and six months ended December 31, 2020 were $1,627,241 and $3,654,642, respectively (three and six months ended December 31, 2019 - $1,625,133 and $ 2,634,073, respectively). Items included in operating expenses were as follows:

(i) Project evaluation and corporate development expenses for the three and six months ended December 31, 2020 of $302,758 and $482,168, respectively (three and six months ended December 31, 2019 - $nil and $nil, respectively). The Company is actively seeking and evaluating other exploration and investment opportunities in Bolivia.

(ii) Filing and listing fees for the three and six months ended December 31, 2020 of $147,891 and $259,557, respectively (three and six months ended December 31, 2019 - $144,853 and $207,866). The slight increase in filing and listing fees in the current period was a result of the Company’s graduation from TSXV to TSX.

(iii) Investor relations expenses for the three and six months ended December 31, 2020 of $75,156 and $213,826, respectively (three and six months ended December 31, 2019 - $162,263 and $440,573, respectively). Decrease in investor relations expenses was a result of reduced activities due to the COVID-19 pandemic.

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NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

(iv) Professional fees for the three and six months ended December 31, 2020 of $174,511 and $446,404, respectively (three and six months ended December 31, 2019 - $169,895 and 212,796, respectively). The increase in professional fees in the current period was related to the Whitehorse Gold spin-out transaction.

(v) Salaries and benefits expense for the three and six months ended December 31, 2020 of $358,710 and $863,646, respectively (three and six months ended December 31, 2019 - $625,559 and $828,557, respectively). Salaries and benefits decreased in the current quarter as a result of the Whitehorse Gold spin-out.

(vi) Office and administration expenses for the three and six months ended December 31, 2020 of $164,477 and $446,070, respectively (three and six months ended December 31, 2019 - $225,882 and $349,486, respectively). Office and administrative expenses decreased in the current quarter as a result of the Whitehorse Gold spin-out.

(vii) Share-based compensation for the three and six months ended December 31, 2020 of $389,283 and $914,406, respectively (three and six months ended December 31, 2019 - $293,156 and $589,081, respectively). The increase in share-based compensation was due to the grant of restricted share units (“RSUs”) in the period instead of stock options. RSUs are valued at higher costs compared to equivalent stock options.

Loss from investments for the three months ended December 31, 2020 was $139,364 (three months ended December 31, 2019 – income of $339,654) and comprised of a $136,658 gain on the Company’s equity investments, a $402,859 loss on bonds, $70,412 in dividends received from the preferred share portfolio, and $56,425 in interest earned from GICs and other cash accounts.

For the six months ended December 31, 2020, income from investments was $704,464 compared to $2,455,102 for the six months ended December 31, 2019.

Foreign exchange loss for the three months ended December 31, 2020 was $557,051 (three months ended December 31, 2019 – loss of $322,879). The Company holds a large portion of cash and short-term investments in US dollars to support its operations in Bolivia. Revaluation of these US dollar denominated financial assets to their Canadian dollar functional currency equivalents will result in unrealized foreign exchange gain or loss for the relevant reporting periods. During the three months ended December 31, 2020, the US dollar depreciated by 4.6% against the Canadian dollar (from 1.3339 to 1.2732) while in the prior year quarter the US dollar depreciated by 1.9% against the Canadian dollar (from 1.3243 to 1.2988).

For the six months ended December 31, 2020, foreign exchange loss was $878,779 (six months ended December 31, 2019 – loss of $146,537).

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Selected Quarterly Information
	For the Quarters Ended
	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020	Mar. 31, 2020
Operating expense	$1,627,241	$2,027,401	$2,021,033	$1,532,848
Income (loss) from Investments	(139,364)	843,828	901,368	(1,594,956)
Impairment recovery of mineral property interests	-	-	11,714,944	-
Other income (loss)	(557,056)	(324,667)	(619,180)	1,390,100
Net (loss) income	(2,323,661)	(1,508,240)	9,976,099	(1,737,704)
Net (loss) income attributable to equity holders	(2,321,588)	(1,505,603)	9,979,318	(1,733,133)
Basic and diluted earnings (loss) per share	(0.02)	(0.01)	0.06	(0.01)
Total assets	161,972,334	176,599,545	178,816,058	147,979,848
Total liabilities	1,502,777	2,026,143	2,043,514	2,014,874
	For the Quarters Ended
	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019
Operating expense	$1,625,133	$1,008,940	$949,529	$1,128,183
Income (loss) from Investments	339,654	2,115,448	(203,178)	1,552,446
Impairment of mineral property interests	-	-	(779,823)	-
Other income (loss)	(322,879)	176,342	(353,416)	(431,470)
Net income (loss)	(1,608,358)	1,282,850	(2,285,946)	(7,207)
Net income (loss) attributable to equity holders	(1,599,824)	1,285,938	(2,141,800)	(359)
Basic and diluted earnings (loss) per share	(0.01)	0.01	(0.01)	(0.00)
Total assets	139,648,018	127,078,569	124,248,395	106,639,014
Total liabilities	1,860,517	2,663,415	2,368,392	1,164,674

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used in operating activities for the three months ended December 31, 2020 was $978,858 (three months ended December 31, 2019 – $1,851,568). The decrease during the current period was mainly due to positive impact from change in non-cash operating working capital.

For the six months ended December 31, 2020, cash used in operating activities was $3,335,000 (six months ended December 31, 2019 –$1,984,201). The increase during the six months period was mainly due to the increase in operating expense and negative impact from change in non-cash operating working capital.

Cash provided by investing activities for the three months ended December 31, 2020 was $10,390,568 (three months ended December 31, 2019 – cash used in $9,646,441). Cash flows from investing activities were mainly impacted by: (i) capital expenditures for mineral properties and plant and equipment of $1,147,651 on the exploration projects in Bolivia compared to $5,378,106 in the prior year period; and (ii) proceeds of $11,572,409 from maturity of GIC and disposal of equity investments compared to $3,983,558 net acquisition of equity investments in the prior year period.

For the six months ended December 31, 2020, cash provided by investing activities was $16,568,803 (six months ended December 31, 2019 – cash used in investing activities of $8,187,060).

Cash provided by financing activities for the three months ended December 31, 2020 was $418,525 (three months ended December 31, 2019 – $15,887,034). Cash flows from financing activities during the quarter were proceeds arising from stock options exercised. In the prior year period, the Company received net proceeds of $15,833,533 from the BMO bought deal financing.

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

For the six months ended December 31, 2020, cash provided by financing activities was $702,154 (six months ended December 31, 2019 - $16,071,434).

Liquidity and Capital Resources

As at December 31, 2020, the Company had working capital of $62,790,757 (June 30, 2020 – $71,720,986), comprised of cash and cash equivalents of $57,285,508 (June 30, 2020 - $40,644,346), short term investments of $6,197,708 (June 30, 2020 - $20,633,772), assets held for distribution of $nil (June 30, 2020 - $11,849,971) and other current assets of $810,318 (June 30, 2020 - $636,411) offset by current liabilities of $1,502,777 (June 30, 2020 - $2,043,514). Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2020 and June 30, 2020 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$57,285,508	$-	$-	$57,285,508
Short-term investments - bonds	164,823	-	-	164,823
Common or preferred shares	393,900	-	-	393,900
Warrants	-	535,427	-	535,427

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2020 and June 30, 2020, respectively.

There were no transfers into or out of Level 3 during the three and six months ended December 31, 2020.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2020, the Company had a working capital position of $62,790,757 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand and Silverstrike Projects for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

	December 31, 2020		June 30, 2020
	Due within a year	Total	Total
Trade and other payables	$1,389,468	$1,389,468	$1,573,474
Due to a related party	113,309	113,309	84,742
Payable for mineral property acquisition	-	-	263,120
	$1,502,777	$1,502,777	$1,921,336

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company’s functional currency is the Canadian dollar. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	December 31, 2020	June 30, 2020
United States dollars	$16,687,988	$15,206,715
Bolivianos	583,033	404,952
Chinese RMB	296,171	218,216
Financial assets in foreign currency	$17,567,192	$15,829,883

United States dollars	$513,268	$589,986
Chinese RMB	236,648	137,725
Financial liabilities in foreign currency	$749,916	$727,711

As at December 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $162,000.

As at December 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $6,000.

As at December 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020. The Company also owns GICs and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as a majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2020, the Company had a receivables balance of $321,864 (June 30, 2020 - $413,594).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at December 31, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $93,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	December 31, 2020	June 30, 2020
Silvercorp Metals Inc.	$113,309	$84,742

Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services at cost to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2020 were $175,853 and $396,415, respectively (three and six months ended December 31, 2019 - $235,710 and $424,347, respectively).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

• Authorized – unlimited number of common shares without par value.

• Issued and outstanding – 153,552,694 common shares with a recorded value of $194.2 million.

• Shares subject to escrow or pooling agreements – nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price $	Expiry Date
1,065,000	0.55	October 31, 2021
1,105,000	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,543,001	2.15	February 21, 2024
3,913,001	$ 1.40

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Grant Date Price $
712,300	$ 4.76

RISK FACTORS

The Company is subject to many risks which are outlined in this MD&A and in the Company’s Annual Information Form, NI 43-101 technical report and other public filings which are available on SEDAR at www.sedar.com. In addition, please refer to the “Financial Instruments” section of this MD&A for an analysis of financial risk factors.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. COVID-19 has spread to regions where the Company has operations and offices. Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia,delays and/or deferrals of field work including consultant site work and laboratory results andreduced corporate activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

While the COVID-19 pandemic has already had significant, direct impacts on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments’ mandates to curtail the spreading of the virus, community and social stabilities and the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company’s business and operations.

The Company may experience additional business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events could have a material adverse impact on the Company’s business, operations and operating results, financial condition and liquidity.

Political and Economic Risks in Bolivia

The Silver Sand and Silverstrike projects are located in Bolivia and, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia's history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

On January 11, 2019, New Pacific announced the execution of the MPC with COMIBOL (see Project Overviews section). The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. There is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms.

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “goals”, “forecast”, “budget”, “potential” or variations thereof and other similar words, or statements that certain events or conditions “may”, “could”, “would”, “might”, “will” or “can” occur. . Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals, including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; and estimates of the Company’s revenues and capital expenditures.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19, fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described in this MD&A, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2020 and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

The disclosure in this MD&A and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this MD&A providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this MD&A may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 17